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                           August 23, 2021

       Tamara L. Linde
       Executive Vice President & General Counsel
       PUBLIC SERVICE ENTERPRISE GROUP INC
       80 Park Plaza, T4
       Newark, NJ 07102

                                                        Re: PUBLIC SERVICE
ENTERPRISE GROUP INC
                                                            Registration
Statement on Form S-4
                                                            Filed August 13,
2021
                                                            File No. 333-258820

       Dear Ms. Linde:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-344-9074 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Kathryn Gettles-Atwa